Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES ADDITION TO BOARD OF DIRECTORS

THOUSAND OAKS, Calif, October 18, 2023 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to welcome Douglas Urch as the newest member of its Board of Directors.

Douglas Urch is a Chartered Professional Accountant (CPA) and a member of the Institute of Corporate Directors (ICD) with a degree in Commerce. He has been involved in the oil and gas industry for over 35 years. Mr. Urch has been a Director for several listed (TSX & AIM) and private companies, specializing in financial management guidance. Since 2019, Mr. Urch has been the Executive Vice President & Chief Financial Officer for PetroTal Corp, having previously served as a Director and Board Chair from 2017 to 2019.

Wolf Regener, President and CEO commented, “We are very pleased to welcome Doug to our Board of Directors. His extensive finance and oil and gas experience will tremendously benefit our Company as we continue our growth strategy”.

Ringing Nasdaq Opening Bell

The Company also is pleased to announce that Wolf Regener, President and CEO will be joined by the Company’s executive leadership team and board members to ring the Nasdaq Stock Market Opening Bell on Monday, October 23, 2023.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

Contacts

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com